UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 19-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual Shareholders Meeting

On June 30, 2021, 10:00 am local time (June 29, 2021 10:00 pm EST), China Xiangtai Food Co. Ltd. (the “Company”) held its 2021 annual meeting of stockholders (the “Annual Meeting”) at Xinganxian Plaza, Building B, Suite 19-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China. Holders of 25,377,440 ordinary shares of the Company were present in person or by proxy at the annual meeting, representing approximately 62.33% of the total 40,716,642 outstanding ordinary shares as of the record date of May 26, 2021,and therefore constituting a quorum of a majority of the ordinary shares outstanding and entitled to vote at the annual meeting as of the record date. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	To elect Zeshu Dai, Xiaohui Wu, Zhaorong Zhu, K. Bryce Toussaint, Yun Xia, and Scott Silverman as directors to serve for a one-year term that expires at the next annual meeting of stockholders, or until their successors are elected and qualified or until their earlier resignation or removal;

2.	To ratify the appointment of WCC, P.C. as the Company’s independent registered public accountants for the fiscal year ending June 30, 2021;

3.	To approve an increase of the maximum number of shares that the Company is authorized to issue from 50,000,000 ordinary shares, par value $0.01 per share, to 150,000,000 ordinary shares, par value $0.01 per share; and

4.	To approve the amendment and restatement of the Company’s Memorandum and Articles of Association to reflect the increase of authorized share capital.

All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company. The number of votes cast for or against and the number of abstentions and broker non-votes with respect to each proposal, as applicable, is set forth below. The Company’s inspector of election reported the final vote of the stockholders as follows:

	For	Against	Abstain
Election of Directors
Zeshu Dai	25,352,589	24,851	0
Xiaohui Wu	25,360,071	17,369	0
Zhaorong Zhu	25,359,906	17,534	0
K. Bryce Toussaint	25,321,054	16,386	0
Yun Xia	25,360,506	16,934	0
Scott Silverman	25,361,129	16,311	0

	For	Against	Abstain
Ratification of Appointment of Independent registered public accounting firm	25,358,245	17,218	1,977

	For	Against	Abstain
Approval of an increase of the maximum number of shares that the Company is authorized to issue	25,238,521	137,064	1,855

	For	Against	Abstain
Approval of the amendment and restatement of the Company’s Memorandum and Articles of Association	25,242,862	125,233	9,345

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2021	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board